                                                       COMMISSION FILE NO. 1-496
--------------------------------------------------------------------------------






                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 11-K

                                  ANNUAL REPORT


                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                      FOR THE PERIOD ENDED JANUARY 31, 2001




                               Title of the Plan:

                   HERCULES INCORPORATED EMPLOYEE SAVINGS PLAN


               Issuer of the securities held pursuant to the Plan:


                              HERCULES INCORPORATED
                                 Hercules Plaza
                            1313 North Market Street
                           Wilmington, Delaware 19894
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                   HERCULES INCORPORATED EMPLOYEE SAVINGS PLAN



                              FINANCIAL STATEMENTS




                       STATEMENTS OF NET ASSETS AVAILABLE
                                  FOR BENEFITS
                    at January 31, 2001 and December 31, 2000



                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                                  FOR BENEFITS
                      for the period ended January 31, 2001


                          NOTES TO FINANCIAL STATEMENTS

                             SUPPLEMENTAL SCHEDULES

Supplemental schedules required by Section 2520, 103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable. Plans with all of their assets in a Master Trust are exempt from the requirement to include investment supplemental schedules as part of their Financial Statements.

                        REPORT OF INDEPENDENT ACCOUNTANTS


                                  EXHIBIT INDEX





   The accompanying notes are an integral part of these financial statements.

                   HERCULES INCORPORATED EMPLOYEE SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


ASSETS                                      January 31, 2001   December 31, 2000
                                            ----------------   -----------------
Interest in Hercules Incorporated
Master Savings Trust                          $         --        $ 7,293,283
                                              ------------        -----------
       Net assets available for benefits:     $         --        $ 7,293,283
                                              ============        ===========





   The accompanying notes are an integral part of these financial statements.

                   HERCULES INCORPORATED EMPLOYEE SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                                    Period Ended
                                                                    January 31,
                                                                       2001
ADDITIONS:

ADDITIONS TO NET ASSETS ATTRIBUTED TO:

INVESTMENT INCOME (LOSS):
      Increase in Plan's interest in Hercules
      Incorporated Master Savings Trust                             $    76,361

      Contributions:
             Participant                                  8,781
             Employer                                     2,334
                                                     ----------
                                                         11,115
                                                     ----------

      Total additions
                                                                         87,476

DEDUCTIONS:

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
      Benefits paid to participants                      34,949
      Transfer to other plan                          7,345,810
                                                     ----------
      Total deductions                                7,380,759

      Net decrease                                                   (7,293,283)

NET ASSETS AVAILABLE FOR BENEFITS:
      Beginning of period                                             7,293,283
                                                                    -----------
      End of period                                                 $        --
                                                                    ===========



   The accompanying notes are an integral part of these financial statements.

                          NOTES TO FINANCIAL STATEMENTS


1.    DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The following description of the Hercules Incorporated Employee Savings Plan (the Plan) provides only general information. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      On June 16, 2000, Hercules' Nitrocellulose business was acquired by Green Tree Chemical Technologies. Nitrocellulose was manufactured at Hercules' Parlin, NJ plant location. The Plan was established specifically for the employees at the Parlin site. Following the sale, the former employees had the option of keeping their account balances in the Plan, withdrawing the funds if retirement eligible, or electing to rollover their entire account balance(s) into an Individual Retirement Plan (IRA) or other qualified plan. There were approximately 315 plan participants with account balances prior to the sale. As of January 31, 2001, approximately 200 of these participants remained in the plan.

      After the close of business on January 31, 2001, the Plan merged with and into the Hercules Incorporated Savings and Investment Plan. Pursuant to the merger, 194 participants with assets having a fair market value of $7,345,810 at the time of the merger, became part of the Hercules Incorporated Savings and Investment Plan.

      The Plan's participants underwent changes to their benefits under the Hercules Incorporated Savings and Investment Plan. For additional information regarding these changes, participants should refer to the plan document for the Hercules Incorporated Savings and Investment Plan.

      Upon hire, certain represented employees are immediately eligible to participate in the Plan and obtain immediate, non-forfeitable (vested) rights to the full market value of their account. At time of enrollment in the Plan, participants may elect to contribute up to 10% of their annual wages on a post-tax basis. Hercules Incorporated (the Company) makes matching contributions up to 25% of the first 10% of the annual wages that an employee contributes to the Plan. The participant shall direct the investment of his or her monthly savings in 5% increments and the employer match in any of the Plan's investment options, or a combination thereof.

      The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participant's account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

      The assets of the Plan are held in the Hercules Incorporated Master Savings Trust (the Trust) along with the assets of the Hercules Incorporated Savings and Investment Plan. The Plan presents in the statement of changes in net assets available for benefits its allocated share of the Trust's investment income that includes the net appreciation (depreciation) in fair value of its investments, which consists of the realized gains or losses and the change in unrealized appreciation (depreciation) on those investments. The fair value of the Plan's interest in the Trust is based on the beginning of year value of the Plan's interest in the Trust plus contributions and allocated investment income less actual distributions.

      The financial statements of the Plan are prepared under the accrual method of accounting. Investments in the Plan are carried at fair value. The fair value of the common stock of Hercules Incorporated is based upon the price at which the stock closed on the New York Stock Exchange on the last business day of the period. The Blended Interest Rate Savings Fund is carried at cost plus investment earnings less withdrawals, which is equivalent to contract value. The market value of the Equity Fund, the Fidelity Magellan Fund, the Frank Russell Equity Index Fund, and the SEI group of funds is valued at the net asset value of the shares held by the Plan at end of period, which is based on the fair value of the underlying securities held by the fund. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

      Withdrawals are recorded upon distribution. The Plan provides that participants who retire from the Company may elect, upon retirement, an Optional Valuation Date (OVD) for determining their final withdrawal. The OVD is the last business day of any month following retirement, in which the distribution is requested.

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.    INVESTMENTS IN MASTER TRUST
      Bankers Trust Company (Trustee) holds the assets of the Trust. The Plan's share of the net assets in the Trust was approximately zero and 2% at January 31, 2001 and December 31, 2000, respectively. However, 100% of the Trust's Loan Fund balance is allocated to the Hercules Incorporated Savings & Investment Plan. Recordkeeping for the Plan is performed by MetLife's Defined Contribution Group. Investment income relating to the Trust is applied to the units or shares that individual plan participants hold in unitized or net asset value funds, respectively. Net appreciation (depreciation) is allocated to the individual plans based on the relative percentage of each plan's holdings in the trust. Also, administrative expenses associated with the Trust are allocated entirely to the Hercules Incorporated Savings and Investment Plan.

      The following table presents the fair values of investments for the Trust:

                                           January 31, 2001      December 31, 2000
                                           ----------------      -----------------

      Hercules Incorporated Common Stock     $ 42,899,644           $ 58,451,380
      Mutual Funds .....................      147,138,878            145,542,269
      Blended Interest Rate Fund .......       92,655,834             94,599,576
      Loan Fund ........................        6,952,072              7,060,823
                                             ------------           ------------

              Total ....................     $289,646,428           $305,654,048
                                             ============           ============

      Investment income for the Trust for the period ended January 31, 2001 is as follows:

                                                                      January 31, 2001

      Net appreciation (depreciation) in fair value of investments:
             Hercules Incorporated Common Stock ...................     $(14,059,690)
             Mutual Funds .........................................        5,008,144
                                                                        ------------
                   Total ..........................................        9,051,546

      Interest ....................................................           36,732
      Dividends ...................................................           52,336
                                                                        ------------

      Total .......................................................     $ (8,962,478)
                                                                        ============

3.    TAX STATUS
      The United States Treasury Department advised on October 29, 1997 that the Plan as amended through February 1, 1996 is a qualified trust under
      Section 401(a) of the Internal Revenue Code and is therefore exempt from Federal income taxes under provisions of Section 501(a) of the code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors,
Hercules Incorporated,
Wilmington, Delaware

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Hercules Incorporated Employee Savings Plan (the "Plan") at January 31, 2001 and December 31, 2000, and the changes in net assets available for benefits for the month ended January 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, effective January 31, 2001, the Plan was merged with and into the Hercules Incorporated Savings and Investment Plan.



/s/ PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania 19103
November 15, 2001

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.



                                     HERCULES INCORPORATED EMPLOYEE SAVINGS PLAN



                                        /s/ Edward V. Carrington
                                        -----------------------------------
                                        Edward V. Carrington
                                        Vice President, Human Resources and
                                        Corporate Resources
                                        Plan Administrator
                                        June 28, 2002

                                  EXHIBIT INDEX

Number                         Description

  23            Consent of Independent Accountants.